SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2016

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ___   No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________)

Table of contents

-	Press Release dated August 12, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Antonio Cristodoro
Title:	Head of Corporate
Secretary’s Staff Office

Date: August 31, 2016

Eni restarts the Val d'Agri Oil Centre’s activities

San Donato Milanese (MI), 12th August 2016 - Eni has restarted the activities at the Val d’Agri Oil Centre in Viggiano and is gradually reopening the production wells which are connected to it.

The resumption of production in the Val d’Agri’s concession follows the notification of the release of the centre from the Prosecutor of Potenza as well as to the plant’s operating authorization by the National Mining Office for Hydrocarbons and Earth Resources of the Ministry of Economic Development.

Eni reiterates that it will cooperate fully with the Court of Review while waiting on the outcome from the Attorney of Potenza.

Eni is confident that it will be able to confirm the correctness of its actions.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com